UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒                   Form 40-F      ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated August 5, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, August 5, 2025

Comisión Nacional de Valores

Re.: Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) following up on the relevant fact published on June 19th, 2025.

In this regard, the Company informs that today Telecom Argentina submitted, in due time and form, before the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia) (“CNDC”) the comments regarding the Technical Opinion dated June 19, 2025, issued by the CNDC and notified to the Company through Resolution of the Secretary of Industry and Commerce RESOL-2025-22498026-APN-SIYC#MEC.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 5, 2025	By:	/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations